

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 3, 2022

Mark Long
Co-Chief Executive Officer and Chief Financial Officer
Prime Impact Acquisition I
123 E San Carlos Street , Suite 12
San Jose, CA 95112

> **Re: Prime Impact Acquisition I**
> **Form 10-K for the year ended December 31, 2021**
> **File No. 001-39501**

Dear Mark Long:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction